SECURITIES AND EXCHANGE COMMISSION
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                        SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                 PRECOM TECHNOLOGY, INC.
                     COMMON STOCK
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                       740361 10 0
                     (CUSIP NUMBER)
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               2001 W. Main Street, Suite 208
                   Stamford, CT 06902
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                    December 14, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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      Flashstar Funding Corp.
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization: Bahamas
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 0
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(8) Shared Voting Power: 1,500,000 (as of Filing Date and
                                    Reporting Event)
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(9) Sole Dispositive Power: 0
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(10) Shared Dispositive Power: 1,500,000 (as of Filing Date
                                        and Reporting Event)
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 1,500,000 (as of Filing Date and
                        Reporting Event)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
               7.80% (as of Filing Date and Reporting Event)
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(14) Type of Reporting Person: CO
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ITEM 1. SECURITY AND ISSUER.
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Precom Technology, Inc.
Common Stock, $.001 par value.
2001 W. Main Street, Suite 208
Stamford, CT 06902
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Nancy Lake, President
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(b) Business Address:     55 Frederick Street
                          PO Box CB-13039
                          Nassua, Bahamas
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(c) The Corporation is a consulting and investment banking
firm.
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(d) None.
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(e) None.
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(f) Citizenship. N/A
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Flashstar Funding Corp., acquired
1,500,000 common shares of the Issuer in a private transaction on December 14, 2000, at a price of $0.02 per share ($30,000.00 total).
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's status as a Reporting Company. On August 28, 2000, the Issuer filed a Form 8-K12G3 with the Securities and Exchange Commission, which became effective on August 28, 2000. In a private transaction on December 14, 2000, the Reporting Person purchased a total of 1,500,000 shares of Common Stock of the Issuer, which represented 7.80% of the issued and outstanding shares of the Issuer as of the Filing Date.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Flashstar Funding Corp. currently holds 1,500,000 of the
issued and outstanding common shares of the Issuer, or
7.80% of the issued and outstanding shares, and is not an officer or director of the Issuer.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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                          FLASHSTAR FUNDING CORP.
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Date: January 19, 2001    Signature: /s/ Nancy Lake
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                                 NANCY LAKE, President
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